United States securities and exchange commission logo





                              June 2, 2020

       Michael Silvestrini
       Manager
       Energea Portfolio 2 LLC
       9 Cedar Lane
       Old Saybrook, CT 06475

                                                        Re: Energea Portfolio 2
LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted May 6,
2020
                                                            CIK 0001811470

       Dear Mr. Silvestrini:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       The Offering, page 2

   1. We note your disclosure on page 14 that you have not yet invested in any Projects, but have identified two
Projects in which you are likely to invest. Please revise your disclosure here and
throughout your filing, including your appendices, to clarify that the
                                                        Company currently has
no Projects and no cash flows. In addition, please disclose the basis for your belief
that the Company is likely to invest in these two Projects. For each project you discuss or
summarize that was not prepared by you, identify the entity or entities responsible
for preparing the summaries and disclose the context in which the information was
provided to the company.
 Michael Silvestrini
FirstName LastNameMichael Silvestrini
Energea Portfolio 2 LLC
Comapany NameEnergea Portfolio 2 LLC
June 2, 2020
Page 2
June 2, 2020 Page 2
FirstName LastName
2. Please disclose here that holders of your Class A Investor Shares will have no voting rights and provide related risk disclosure in an appropriate place in the filing.
Forum Selection Provisions, page 11

3.       We note that both Section 12.3 of your Limited Liability Company
Agreement and
         Section 8 of your Investment Agreement include a provision identifying the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington,
         Delaware as the exclusive forum for all disputes arising under the agreement. With respect to each agreement, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering statement to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in each of these agreements states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Limitations on Rights in Investment Agreement, page 11

4. We note that Section 13 of your Investment Agreement and Section 12.4 of your LLC
         Agreement includes a waiver of the right to jury trial. With respect to each agreement, please revise your offering statement to fully describe the provision and provide related risk disclosure regarding the impact of the provision on the rights of investors and any uncertainty about enforceability. In addition, please clarify whether purchasers of Class A
         Investor Shares in a secondary transaction would be subject to the waiver of the right to jury trial. Lastly, please disclose that with regard to the LLC Agreement, the provision does not apply to claims arising under the federal securities laws, as
Section 12.4
         indicates.
We are an "Emerging Growth Company" Under the JOBS Act, page 13

5. Please disclose whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer is required to comply with such new or revised accounting standards. Refer to paragraph (a)(3) of
         Part F/S of Form 1-A.
The Crisis of Climate Change, page 15

6. Please explain to us the basis for your assertion on page 1 that "the customer will typically
 Michael Silvestrini
FirstName LastNameMichael Silvestrini
Energea Portfolio 2 LLC
Comapany NameEnergea Portfolio 2 LLC
June 2, 2020
Page 3
June 2, 2020 Page 3
FirstName LastName
         save 10% - 20% on its electricity bill," and provide context for this statement to include the initial outlay required prior to experiencing any "savings." Similarly, we note you make numerous statements regarding your industry citing third party data (e.g., IPCC,
         EPA and World Resources Institute). However, you do not attribute third party citations to certain other industry claims disclosed on pages 2, 15, and 16. Please provide in your written letter of response the bases for these statements. Please also provide the date of all third party data you reference, such as the data you cited from IPCC, EPA, and World
         Resources Institute.
Leverage, page 19

7. You disclose that your Manager currently has access to approximately $35,000,000 of project credit. Please provide more details regarding this project credit, including whether the registrant or the Manager intend to incur indebtedness so that these funds can be applied to the Projects you anticipate acquiring, developing and operating. Also disclose if there are any limits, conditions, or other restrictions related to other business managed by your Manager. For example, if the referenced project credit amount is referring to the same funds available to the Manager with respect to Energea Portfolio 1, revise to clarify.
Our First Projects, page 23

8. We note you plan to acquire two solar energy projects in Brazil and intend to use the proceeds of this offering to finance these projects. You also present "Proforma" financial information for each project in the appendices. The "Proforma" financial information appears to represent projections for future periods and its labelling as "pro forma" appears inconsistent with Rule 8-05 of Regulation S-X. Please revise your disclosure accordingly.
9. We note your inclusion of multi-year financial projections included in the appendices for each of the projects you expect to acquire. Given you have not begun operations, please explain how you determined projections for the respective lengths of time and that the underlying assumptions built into these projections are reasonable. To the extent these projects are based on contracts that have been negotiated or are in negotiation, clarify this in your disclosure. Please refer to Part II (b) of Form 1-A and the guidelines for projections in item 10 of Regulation S-K.
Securities Being Offered: The Class A Investor Shares
Description of Securities, page 24

10. Please briefly summarize the rights of the Class A Investor Shares and Common Shares.
         Refer to Item 14 of Part II of Form 1-A.
Summary of LLC Agreement and Authorizing Resolution
Management, page 40

11. We note your disclosure that a vote to remove the Manager for cause must be approved by
         Investor Members owning at least two-thirds of the outstanding Investor Shares, and that
 Michael Silvestrini
FirstName LastNameMichael Silvestrini
Energea Portfolio 2 LLC
Comapany NameEnergea Portfolio 2 LLC
June 2, 2020
June 2, 2020 Page 4
Page 4
FirstName LastName
         whether "cause" exists would then be decided in arbitration proceedings conducted under the rules of the American Arbitration Association. Please expand your disclosure to discuss the impact, if any, that the binding arbitration provision in
Section 5.6.2(c) of your
         LLC Agreement would have on the ability of investors to seek remedies outside the arbitration process. In addition, please clarify whether purchasers of Class A Investor
         Shares in a secondary transaction would be subject to this provision. Our Management Team
Business Experience, page 51

12. Please revise your disclosure to clearly describe the business experience during the past five years of your directors, officers and significant employees, including in each case their principal occupations and employment during that period, including the dates thereof, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 10(c) of Part II of
         Form 1-A.
Financial Statements, page F-2

13. We note you only include an audited balance sheet as of February 29, 2020. Please include audited statements of comprehensive income, cash flows and changes in member equity for the period from January 13, 2020 (date of inception) through February 29, 2020 or tell us how your presentation of a balance sheet only complies with paragraph (c) of
         Part F/S of Form 1-A and Rule 8-02 of Regulation S-X. Please also clarify your fiscal year-end for financial reporting purposes.
General

14. Please provide us with an analysis that supports your belief that your principal place of business would be in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. In this regard, we note that all of the
         Projects you acquire, develop, and operate will be located in Brazil. Also, Chris Sattler, your Co-CEO, lives in Rio de Janeiro (page 51) and Antonio Pires / Peres (both names appear at page 51) is listed as your "VP of EPC, Brazil" with a list of positions apparently held in Brazil. Refer to Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation
182.03.
15. Please provide us with an analysis of how the Energia Portfolio 1 LLC offering differs from this offering such that the offerings should not be aggregated for purposes of the $50 million maximum permitted under Regulation A. In particular, we note Energia Portfolio
         1 LLC and Energia Portfolio 2 LLC are both raising capital to acquire, develop, and operate solar energy projects in Brazil. Lastly, they are also both under common control as they share the same Manager, Energia Global, LLC, management team, and significant employees.
         You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa,
 Michael Silvestrini
Energea Portfolio 2 LLC
June 2, 2020
Page 5

Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel, at 202-551-3476 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Silvestrini
                                                         Division of
Corporation Finance
Comapany NameEnergea Portfolio 2 LLC
                                                         Office of Energy &
Transportation
June 2, 2020 Page 5
cc:       Mark Roderick, Esq.
FirstName LastName